EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE
(Dollars in thousands except per share amounts)

	Three Months Ended March 31, 2009	Six Months Ended March 31, 2009
Net Income	$1,449	$2,424
Weighted average common shares outstanding for computation of basic EPS	12,651,676	12,668,741

Dilutive common-equivalent shares	337	5,074
Weighted average common shares for computation of diluted EPS	12,652,013	12,673,815

Earnings per common share:

Basic	$0.11	$0.19

Diluted	$0.11	$0.19

	Three Months Ended March 31, 2008	Six Months Ended March 31, 2008
Net Income	$1,493	$2,666
Weighted average common shares outstanding for computation of basic EPS	12,936,440	12,944,457

Dilutive common-equivalent shares	—	—
Weighted average common shares for computation of diluted EPS	12,936,440	12,944,457

Earnings per common share:

Basic	$0.12	$0.21

Diluted	$0.12	$0.21